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                                                     EXHIBIT 12.1
                                              SABRE HOLDINGS CORPORATION
                                           COMPUTATION OF RATIO OF EARNINGS
                                                   TO FIXED CHARGES
                                             YEAR ENDED DECEMBER 31, 2000
                                                    (IN THOUSANDS)

                                                          ------------------------------------------------------------
EARNINGS:                                                   2000         1999         1998       1997 (2)     1996 (2)
                                                          ------------------------------------------------------------
   Income from continuing operations before taxes (2)     $189,588     $460,862     $317,287     $323,649     $305,856
   Minority interests in consolidated subsidiaries         (30,754)         ---          ---          ---          ---
   (Income) loss from equity investees                     (20,849)     (18,037)      (8,887)      (4,916)       7,627
                                                          ------------------------------------------------------------
   Income from continuing operations before taxes,
     minority interests and earnings from equity
     investees                                             137,985      442,825      308,400      318,733      313,483
   Add:  Total fixed charges (per below)                    41,729       19,874       21,689       33,883       45,152
   Distributed income of equity investees                    6,979        5,965        4,127        2,586          323
                                                          ------------------------------------------------------------
      Total earnings                                      $186,693     $468,664     $334,216     $355,202     $358,958
                                                          ============================================================
FIXED CHARGES:
   Interest expense                                       $ 31,686     $  9,995     $ 19,493     $ 21,692     $ 27,401
   Estimate of interest within rental expense (1)           10,043        9,879        2,196       12,191       17,751
                                                          ------------------------------------------------------------
      Total fixed charges                                 $ 41,729     $ 19,874     $ 21,689     $ 33,883     $ 45,152
                                                          ============================================================
Ratio of earnings to fixed charges                            4.47        23.58        15.41        10.48         7.95
                                                          ============================================================

(1) Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases) included in income from continuing operations.

(2) Effective on July 1, 2001, the Company completed the sale of the Company's Outsourcing Business. The Company also entered into agreements with Electronic Data Systems Corporation ("EDS") for (i) EDS to manage the Company's IT systems for 10-years (the "IT Outsourcing Agreement"), and
    (ii) the Company and EDS to jointly market certain IT services and software solutions to the travel and transportation industries (the "Marketing Agreements"). The results of operations of the Outsourcing Business have been reclassified and presented as income from discontinued operations, net, for 2000, 1999 and 1998. Results of operations for 1997 and 1996 have not been reclassified for discontinued operations due to the changes in the Company's organizational structure beginning in 1998 which limit the ability of the Company to accurately reclassify the results of operations for these periods to present the Outsourcing Business as a discontinued operation.